OPERATING ACCOUNTS AMENDMENT

Dated: April 1, 2023

The Bank of New York Mellon

240 Greenwich Street

New York, New York 10286

Re:	Amendment Relating to Certain Operating Accounts Established by The Bank of New York Mellon with respect to Various BNY Mellon Investment Adviser-Related Funds

Dear Colleagues:

Each investment company set forth on Schedule I of the Custody Agreement (as defined below), as such Schedule may be amended from time to time (each a "Fund"), and The Bank of New York Mellon (the "Bank") are parties to a Custody Agreement dated January 1, 2011, amended as of October 1, 2013 and December 22, 2016 (the "Custody Agreement"). Various series of the respective Funds are covered by the Custody Agreement (each a "Portfolio"; if a Fund has no series, the term "Portfolio" also refers to such Fund). This amendment is an amendment to the Custody Agreement. Each entity that becomes a party to the Custody Agreement after the date of this amendment shall be a "Fund" under this amendment.

In connection with the operation of the Custody Agreement, for operational convenience the respective Funds have instructed the Bank to open one or more operating accounts listed on Exhibit A to this amendment (each an "Account") to facilitate the transfer of money to and from a Portfolio's custody account. The Bank's records shall at all times reflect the amount of cash in an Account that relates to a particular Portfolio. The Accounts are in the name of BNY Mellon Investment Advisers, Inc., and are subject to the Custody Agreement; provided that no Fund or Portfolio shall be permitted to provide instructions to move assets out of an Account. Transfers of money to and from an Account may be on a free receipt or free delivery basis. An overdraft, indebtedness or extension of credit in an Account applicable to a particular Portfolio will not be satisfied out of the assets held on behalf of another Portfolio.

The Funds acknowledge, consent and agree with the statements made above and the following six paragraphs:

1.	If there shall for whatever reason arise an overdraft, indebtedness or extension of credit in an Account, in addition to any other rights and remedies available to the Bank, (i) such overdraft, indebtedness or extension of credit shall be an overdraft or indebtedness under the Custody Agreement of each respective Portfolio to which such overdraft, indebtedness or extension of credit relates, and (ii) the Bank shall have access to and rights in the assets of each respective Portfolio to which such overdraft, indebtedness or extension of credit relates, to the extent set forth in the Custody Agreement, to satisfy any such overdraft, indebtedness or extension of credit (plus applicable interest).

2.	Notwithstanding the absence of any obligation to do so, the Bank may in its sole discretion elect to transfer money for the benefit of a Portfolio where such transfer would result in the provision of credit to the Portfolio. By electing to so transfer money the Bank does not, even if it has transferred money resulting in the provision of credit as part of a regular pattern of conduct in the past, waive any rights under this amendment or the Custody Agreement or assume any obligation it has otherwise disclaimed.

3.	Each Portfolio is at all times obligated to repay to the Bank an amount of money equal to all overdrafts, indebtedness and extensions of credit relating to an Account (plus applicable interest) which are applicable to such Portfolio. At any time when a Portfolio shall not have honored any of its obligations to repay any overdraft, indebtedness or extension of credit relating to an Account (plus applicable interest), the Bank shall have the right without notice to debit any cash in such Account attributable to such Portfolio or in the Portfolio's custody account for any amount so payable.

4.	The Funds agree that the Bank shall not be under any obligation whatsoever to extend credit in connection with the operation of any Account, even if it has done so as part of a regular pattern of conduct in the past, and that the Bank may at any time, in its sole discretion and without notice or liability, decline to continue or re-extend any such credit.

5.	The maintenance and operation of each Account is in accordance with the laws, rules and regulatory interpretations applicable to the respective Funds.

6.	This amendment has been duly authorized, executed and delivered by each Fund and constitutes each Fund's valid and legally binding obligation, enforceable in accordance with its terms, and no statute, regulation, rule, order, judgment or other obligation binding on a Fund, and no provision of a Fund's charter or bylaws, prohibits its execution or performance of this amendment.

Except as expressly amended by this Amendment, the provisions of the Custody Agreement shall remain in full force and effect.

This amendment shall be construed in accordance with the substantive laws of the State of New York, without regard to conflicts of laws principles thereof.

This amendment may be executed in two or more counterparts, and each such counterpart shall be deemed an original, with all such counterparts together constituting one and the same instrument.

Sincerely,

Each Investment Company set forth on Schedule I of the Custody Agreement

By:	/s/ PETER M. SULLIVAN
Name:	Peter M. Sullivan
Title:	Chief Legal Officer, Vice President and Assistant Secretary

Acknowledged and Agreed:

The Bank of New York Mellon

By:	/s/ SEAN BRUMBLE
Name:	Sean Brumble
Title:	Managing Director

EXHIBIT A

ACCOUNTS

Account Number

Account #	Account Name
0977018400	BNYM INV ADV EXPENSE CHECK ACCOUNT
0978418400	BNYM INV ADV EXPENSE WIRE ACCOUNT
1997028400	BNYM INV ADV TA CONTROL ACCOUNT